UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

                             (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2016
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
44 Farnsworth Street
Boston, MA

GE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

GE RETIREMENT SAVINGS PLAN
December 31, 2016 and 2015
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3
Financial Statements: Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015	4
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2016 and 2015	5

Notes to Financial Statements	6 - 18

Supplemental Schedule: (i)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016	19 - 24

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm
General Electric Company, as Administrator
GE Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/KPMG LLP
Albany, New York
June 7, 2017

GE RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2016 and 2015
(in thousands)

	2016	2015
Assets:

Investments at fair value (notes 3 and 4)	$29,063,617	$28,156,362
Notes receivable from participants	407,309	435,736
Employer contribution receivable	3,448	7,549
Accrued dividends and interest	83,292	84,221
Other assets	35,695	32,669
Total assets	29,593,361	28,716,537

Liabilities:

Other liabilities	25,079	63,165
Total liabilities	25,079	63,165

Net assets available for plan benefits	$29,568,282	$28,653,372

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2016 and 2015
(in thousands)

	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,258,985	$1,323,101
Interest and dividend income:
Common stock	322,885	337,538
Registered investment companies	351,225	617,406
Other investments	18,992	13,828
	1,952,087	2,291,873

Interest on notes receivable from participants	18,157	18,562

Contributions:
Employee	1,084,832	1,131,091
Employer	487,102	505,011
	1,571,934	1,636,102

Total additions	3,542,178	3,946,537

Deductions from net assets attributed to:
Participant withdrawals	2,627,268	2,343,184

Net increase	914,910	1,603,353

Net assets available for plan benefits at:
Beginning of year	28,653,372	27,050,019
End of year	$29,568,282	$28,653,372

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of the Plan
The GE Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by General Electric Company (the "Company").
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the "Trust").
Fidelity Investments® is the Plan's recordkeeper.  The Plan Trustees have appointed Fidelity Management Trust Company ("FMTC") as the directed Trustee of the Trust.
On July 1, 2016, the Company announced that it had completed the sale of the asset management and advisory services business conducted by GE Asset Management Incorporated ("GEAM") and certain of its subsidiaries to State Street Corporation ("SSC") (the "Transaction").
In connection with the Transaction, GEAM was replaced as the investment adviser by (1) SSGA Funds Management, Inc. ("SSGA FM"), an affiliate of SSC, for three of the Plan's investment options (collectively the "GE Institutional Funds"); (2) SSGA FM for two of the Plan's investment options (collectively the "RSP Mutual Funds"); and (3) State Street Global Advisors ("SSGA"), an affiliate of SSC, for one of the Plan's investment options.
Additionally, in connection with the Transaction, there were changes to the GE Institutional Funds' names effective on or about November 30, 2016.  GE Institutional International Equity Fund, GE Institutional Strategic Investment Fund and GE Institutional Small-Cap Equity Fund changed to State Street Institutional International Equity Fund, State Street Institutional Strategic Investment Fund and State Street Institutional Small-Cap Equity Fund, respectively.
There were no changes in the investment objectives or policies of any of the RSP investment options or any changes to RSP benefits in connection with the Transaction.
BlackRock Institutional Trust Company, N.A. ("BlackRock") is the investment adviser to six of the Plan's investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the "Index Funds").  AllianceBernstein, L.P. ("AllianceBernstein") is the investment adviser to the Plan's suite of thirteen Target Retirement Date Funds.  SSGA is the investment manager for the GE RSP Government Money Market Fund.  Evercore Trust Company, N.A. ("Evercore") was the independent fiduciary and investment manager for the Synchrony Stock Fund prior to its liquidation in November 2016.  State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund, the Index Funds and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund.  FMTC was also the custodian of the Synchrony Stock Fund prior to its liquidation.  Blackrock is the custodian of the Index Funds.  The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.
The following description of the Plan is provided for general information purposes only.  The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the "Plan Document").  Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:
(a)
General Electric Common Stock Fund (the "GE Stock Fund") – The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund's estimated liquidity needs.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(b)
GE RSP Income Fund (the "Income Fund") – The Income Fund managed by SSGA FM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE RSP U.S. Equity Fund (the "U.S. Equity Fund") – The U.S. Equity Fund managed by SSGA FM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(d)
State Street Institutional International Equity Fund, formerly GE Institutional International Equity Fund (the "International Fund") – The International Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks.  The International Fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e)
State Street Institutional Small-Cap Equity Fund, formerly GE Institutional Small-Cap Equity Fund (the "Small-Cap Fund") – The Small-Cap Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(f)
State Street Institutional Strategic Investment Fund, formerly GE Institutional Strategic Investment Fund (the "Strategic Investment Fund") – The Strategic Investment Fund managed by SSGA FM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index ("MSCI ACWI") ex-U.S. Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities.

(h)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(i)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(j)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(k)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the "U.S. TIPS Index Fund") – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(m)
GE RSP Short-Term Interest Fund (the "ST Interest Fund") – The ST Interest Fund managed by SSGA seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(n)
GE RSP Government Money Market Fund (the "Money Market Fund") – The Money Market Fund managed by SSGA seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.

(o)
United States Savings Bonds (the "U.S. Bond Fund") – The Savings Bonds available under this option are Series "EE" Savings Bonds issued by the U.S. Treasury.  The Savings Bonds mature 30 years after their issue date and earn interest based on market yields for Treasury securities.  Each May 1 and November 1, the U.S. Government sets the rates for the Savings Bonds that apply for the next six months.  Principal and accrued interest are credited when the Savings Bond is redeemed or on its maturity date.  Amounts held in the participant's account insufficient to purchase a Savings Bond are invested in money market instruments and other short-term debt securities.  Effective September 8, 2014, this option was closed to new contributions.

(p)
Target Retirement Date Funds (the "TRD Funds") – The TRD Funds are daily valued separate accounts managed by AllianceBernstein.  The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets.  To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the "Underlying Funds").  A TRD Fund's asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds that is more conservative and invests in bonds, stocks, and short-term investments.  Approximately 15 years after the target retirement date, the target asset allocation is expected to reach a "landing point" and become static.  The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund	2025 Target Retirement Date Fund	2050 Target Retirement Date Fund
2005 Target Retirement Date Fund	2030 Target Retirement Date Fund	2055 Target Retirement Date Fund
2010 Target Retirement Date Fund	2035 Target Retirement Date Fund	2060 Target Retirement Date Fund
2015 Target Retirement Date Fund	2040 Target Retirement Date Fund
2020 Target Retirement Date Fund	2045 Target Retirement Date Fund

(q)
Synchrony Stock Fund – The Synchrony Stock Fund was established on November 23, 2015 as a temporary investment option in connection with the Company's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock.  The Synchrony Stock Fund invested at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs.  As required by the terms of the Plan, the Synchrony Stock Fund was liquidated in November 2016 and eliminated as an investment option.  Proceeds were invested in the TRD Fund consistent with the participant's age.

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, ST Interest Fund, Money Market Fund, U.S. Bond Fund, the TRD Funds and the Synchrony Stock Fund are collectively referred to herein as the "Funds".
The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements.  The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan's website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, U.S. Bond Fund, Index Funds, TRD Funds and the Synchrony Stock Fund; and the GE Retirement Savings Plan Supplemental Information document containing certain

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

information regarding all Funds.  Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid ("after-tax" and "pre-tax", respectively).  The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year.  The limit for participants under age 50 was generally $18,000 in 2016 and 2015.  For participants who were at least age 50 during the year, the limit was generally $24,000 in 2016 and 2015.  The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter.  Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund and certain restrictions on a participant's ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.
Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution.  For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees' contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.
Certain eligible salaried employees (whose first day of work is on or after January 1, 2011) and certain eligible production employees (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  Those production employees may also be eligible for an Additional Company Retirement Contribution ("ACRC") equal to $600 per year credited in the following January and a one-time additional $300 for a total of $900 credited in January 2016.  Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as "Company Retirement Contributions" ("CRCs").  The CRCs are in addition to the employer matching contribution.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant's age.
Newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 8% of eligible pay as pre-tax contributions.  This election entitles these employees to the maximum 4% matching contribution.  A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant's age.  These elections can be changed at any time before or after the employee is automatically enrolled.

Effective January 1, 2016, the Plan was amended to automatically enroll current and newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings as electing to contribute 2% of eligible pay as pre-tax contributions.  This election entitles these employees to a 1% matching contribution.  A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant's age.  These elections can be changed at any time before or after the employee is automatically enrolled.

Rollovers and Transfers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC.  For the years ended December 31, 2016 and 2015, transfers from other qualifying plans or arrangements were $85.9 million and $85.7 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.  Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for withdrawal during employment).  Partial payments on termination are generally limited to four per year and a minimum of $500.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans).  Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans.  The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible.  The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody's Investors Service.  The interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required.  Participants may repay the entire principal amount with written notice and without penalty.  Effective October 1, 2015, partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount.  A participant may have no more than two outstanding loans from the Plan at any time.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.
Participant Accounts
Each participant's account is credited with the participant's contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results.  The benefit to which a participant is entitled is the value of the participant's vested account.
Vesting
Participants are fully vested in their employee contributions, employer matching contributions and related investment results.  Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service.
In connection with the Company's April 10, 2015 announcement of its plan to dispose of a predominant share of General Electric Capital Corporation and its subsidiaries, the Plan was amended to provide earlier vesting to certain participants who experience a layoff in connection with that plan.
Forfeitures
During 2016 and 2015, forfeitures of approximately $8.7 million and $10.0 million, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.
Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA.  If the Plan

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

is terminated, each participant's interest will be payable in full according to the Plan provisions.  The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund, the Money Market Fund and the Synchrony Stock Fund are generally borne by the Company.  For the registered investment companies, the Index Funds, and the TRD Funds, investment advisers receive a management fee for providing investment advisory services.  These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and TRD Funds on the statements of changes in net assets available for plan benefits.

(2) Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
The Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07 Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07") effective for plan years beginning after December 15, 2015.  Early adoption is permitted.  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment.  The Plan adopted the provisions of ASU 2015-07 in 2016 and prior year amounts have been reclassified to current year presentation.
(b)	Investments
Plan investments are reported at fair value.  See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is earned from settlement date and recognized on the accrual basis.  The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under "Employee Contributions and Investment Options" in note 1.
(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available.  In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include common stock, registered investment companies, certain short-term money market instruments, and U.S. Savings Bonds.

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor.  The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use.  The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data.  Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.  The pricing vendor considers available market observable inputs in determining the evaluation for a security.  Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information.  These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.

The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2.  If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations.  In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

Plan securities that are valued using techniques other than market quotations, particularly securities that are "fair valued," are subject to valuation risk.  The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Annually, the Company conducts a review of the Plan's primary pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable as defined in the standard.  While the Company is not provided access to proprietary models of the vendor, the Company's review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided.  The Company's review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations.  The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics.  The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3.  As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

Investments in collective funds held by the Plan, are generally valued using the net asset value ("NAV") per share as a practical expedient for fair value provided certain criteria are met.  The NAVs are determined based on the fair values of the underlying investments of the funds.  Investments that are measured at fair value using the NAV as a practical expedient are no longer classified in the fair value hierarchy.
(d)	Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)	Participant Withdrawals
Participant withdrawals are recorded when paid.  Included in participant withdrawals are GE common stock cash dividends paid to participants of approximately $36.8 million and $39.7 million during 2016 and 2015, respectively.
(f)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(3)	Investments

	A summary of the fair value of the Plan's investments at December 31, 2016 and 2015 follows.

		2016	2015

		(in thousands)
	Common Stock:
	GE Common Stock	$10,566,428	$11,046,325
	Synchrony Financial Common Stock	—	19,240
	Total Common Stock	10,566,428	11,065,565

	Registered Investment Companies:
	GE RSP Income Fund	1,848,758	1,856,666
	GE RSP U.S. Equity Fund	3,477,196	3,496,467
	State Street Institutional International Equity Fund	1,019,943	1,151,000
	State Street Institutional Small-Cap Equity Fund	1,299,060	1,101,531
	State Street Institutional Strategic Investment Fund	585,341	595,930
	Total Registered Investment Companies	8,230,298	8,201,594

	Collective Funds:(a)
	Non-U.S. Equity Index Fund	1,028,277	844,833
	U.S. Aggregate Bond Index Fund	819,493	645,596
	U.S. Large-Cap Equity Index Fund	3,619,658	3,115,340
	U.S. Mid-Cap Equity Index Fund	1,159,607	902,028
	U.S. Small-Cap Equity Index Fund	736,780	576,135
	U.S. Treasury Inflation-Protected Securities Index Fund	340,524	281,070
	Total Collective Funds	7,704,339	6,365,002

	Other Investments:(a)
	Short-Term Money Market Instruments	297,597	326,215
	U.S. Treasury and U.S. Government Agency Debt Obligations	1,899,180	1,750,514
	Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities	302,572	380,059
	U.S. Savings Bonds	63,203	67,413
	Total Other Investments	2,562,552	2,524,201

	Total investments at fair value	$29,063,617	$28,156,362

	(a)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See note 1(p).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the statements of net assets available for plan benefits.  The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes.  Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund, the Synchrony Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.
Investments other than the GE Stock Fund, the Money Market Fund, the Synchrony Stock Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, as a substitute for taking a long or a short position in an underlying asset, to increase returns, or as part of a hedging strategy.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(4)	Fair Value Measurements
	The Plan's investments measured at fair value on a recurring basis at December 31, 2016 follow.

	Level 1		Level 2	Level 3	Total
	(in thousands)
	Investments
	Common Stock	$10,566,428	$—	$—	$10,566,428
	Registered Investment Companies	8,230,298	—	—	8,230,298
	Other Investments:
	Short-Term Money Market Instruments	1,016	296,581	—	297,597
	U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,899,180	—	1,899,180
	Commercial Mortgage-Backed, Corporate Notes and
	Asset-Backed Securities	—	302,572	—	302,572
	U.S. Savings Bonds	63,203	—	—	63,203
	Total Other Investments	64,219	2,498,333	—	2,562,552
		$18,860,945	$2,498,333	$—	21,359,278
	Investments measured at net asset value (a)
	Collective Funds				7,704,339
	Total investments at fair value				$29,063,617

	The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1		Level 2	Level 3	Total
	(in thousands)
	Investments
	Common Stock	$11,065,565	$—	$—	$11,065,565
	Registered Investment Companies	8,201,594	—	—	8,201,594
	Other Investments:
	Short-Term Money Market Instruments	1,117	325,098	—	326,215
	U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,750,514	—	1,750,514
	Commercial Mortgage-Backed, Corporate Notes and
	Asset-Backed Securities	—	380,059	—	380,059
	U.S. Savings Bonds	67,413	—	—	67,413
	Total Other Investments	68,530	2,455,671	—	2,524,201
		$19,335,689	$2,455,671	$—	21,791,360
	Investments measured at net asset value (a)
	Collective Funds				6,365,002
	Total investments at fair value				$28,156,362

(a)
In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the level hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

Transfers into and out of levels are considered to occur at the beginning of the period.  There were no transfers between level one and level two during the years ended December 31, 2016 and 2015.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(5)	Related Party Transactions (Parties-in-Interest)

The Plan's recordkeeper, trustees, investment advisors and custodians described in note 1, as well as the Company and Plan participants, are each a "party in interest" to the Plan as defined by ERISA.  Parties in interest to the Plan are noted in the Schedule H, Line 4i - schedule of assets.  Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document.  KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest.

(6)	Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution, the Company's matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations.  These amounts and any investment results may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  For the years ended December 31, 2016 and 2015, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(7)	Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 7, 2017, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

On June 2, 2017, the U.S. Bond Fund was liquidated and eliminated as an investment option.  Proceeds were invested in the GE RSP Government Money Market Fund.

On or about June 30, 2017, it is anticipated that the Asset Management Plan for Affiliated GE Companies ("AMP") and the GE Asset Maintenance Plan ("AMX"), each a frozen defined contribution plan, will be merged into the Plan.  The Plan will be amended to reflect the merger and in order to preserve certain AMP and AMX provisions with respect to the AMP and AMX account balances transferring to the Plan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(8)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions.  In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants.  However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.

A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
	(in thousands)

Total investments per financial statements	$29,063,617	$28,156,362

Total notes receivable per financial statements	407,309	435,736
Deemed distributions	(12,337)	(9,282)
Total notes receivable per Form 5500	394,972	426,454

Total investments per Form 5500	$29,458,589	$28,582,816

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
	(in thousands)

Total deductions from net assets per financial statements	$2,627,268	$2,343,184
Deemed distributions offset against plan assets	(3,734)	(2,370)
New deemed distributions	6,789	2,490
Total expenses per Form 5500	$2,630,323	$2,343,304

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

Description		Shares	Fair Value*
Corporate Stocks - Common
GE Common Stock		334,380,620	$10,566,427,577	(g)

Registered Investment Companies
GE RSP Income Fund		162,456,727	1,848,757,553	(b), (g)
GE RSP U.S. Equity Fund		70,574,300	3,477,195,778	(b), (g)
State Street Institutional International Equity Fund		89,312,031	1,019,943,397	(b), (g)
State Street Institutional Small-Cap Equity Fund		68,806,140	1,299,059,927	(b), (g)
State Street Institutional Strategic Investment Fund		50,114,835	585,341,270	(b), (g)
Total Registered Investment Companies			8,230,297,925

Collective Funds
Non-U.S. Equity Index Fund			1,028,276,757
U.S. Aggregate Bond Index Fund			819,493,201
U.S. Large-Cap Equity Index Fund			3,619,657,322
U.S. Mid-Cap Equity Index Fund			1,159,607,302
U.S. Small-Cap Equity Index Fund			736,779,869
U.S. Treasury Inflation-Protected Securities Index Fund			340,524,373
Total Collective Funds			7,704,338,824

Other Investments
	Rate of Interest	Maturity	Fair Value*
Short-Term Money Market Instruments
BNP Paribas Tri Party Repo	0.500%	01/03/2017	$115,000,000
BNP Paribas Tri Party Repo	0.520	01/03/2017	71,273,000
Merrill Lynch Tri Party Repo	0.510	01/03/2017	105,000,000
State Street Time Deposit	0.010	01/03/2017	5,308,337	(f), (g)
Fidelity Institutional Money Market Government Portfolio (Class I)			1,015,917	(a), (g)
Total Short-Term Money Market Instruments			297,597,254

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Farm Credit Banks	0.786	01/17/2017	4,700,400	(d)
Federal Farm Credit Banks	0.796	04/27/2017	11,199,748	(d)
Federal Farm Credit Banks	0.651	10/03/2017	3,299,748	(d)
Federal Farm Credit Banks	0.720	08/30/2017	7,999,465	(d)
Federal Home Loan Banks	0.833	01/13/2017	14,100,000	(d)
Federal Home Loan Banks	0.827	01/11/2017	13,900,000	(d)
Federal Home Loan Banks	0.823	02/08/2017	5,199,973	(d)
Federal Home Loan Banks	0.827	02/10/2017	25,999,857	(d)
Federal Home Loan Banks	0.781	04/20/2017	14,300,000	(d)
Federal Home Loan Banks	0.674	03/09/2017	35,000,000	(d)
Federal Home Loan Banks	0.705	03/14/2017	29,998,841	(d)
Federal Home Loan Banks	0.887	06/20/2017	2,199,943	(d)
Federal Home Loan Banks	0.644	06/09/2017	21,000,000	(d)
Federal Home Loan Banks	0.741	08/28/2017	35,000,000	(d)
Federal Home Loan Banks	0.621	06/01/2017	20,000,000	(d)
Federal Home Loan Banks	0.542	07/07/2017	20,000,000	(d)
Federal Home Loan Banks	0.476	07/12/2017	14,500,000	(d)
Federal Home Loan Banks	0.480	07/17/2017	5,900,000	(d)
Federal Home Loan Banks	0.574	08/11/2017	2,900,000	(d)
Federal Home Loan Banks	0.468	07/13/2017	14,000,000	(d)
Federal Home Loan Banks	0.566	04/18/2017	6,000,000	(d)
Federal Home Loan Banks	0.418	04/19/2017	2,400,000	(d)
Federal Home Loan Banks	0.561	04/19/2017	2,399,964	(d)
Federal Home Loan Banks	0.462	07/24/2017	5,200,000	(d)
Federal Home Loan Banks	0.706	08/17/2017	7,400,000	(d)
Federal Home Loan Banks	0.677	08/16/2017	5,300,000	(d)
Federal Home Loan Banks	0.704	08/17/2017	3,200,000	(d)
Federal Home Loan Banks	0.675	08/16/2017	3,200,000	(d)
Federal Home Loan Bank Discount Notes	0.436	01/04/2017	58,998,155	(c)
Federal Home Loan Bank Discount Notes	0.335	01/05/2017	6,999,743	(c)
Federal Home Loan Bank Discount Notes	0.442	01/06/2017	34,997,885	(c)
Federal Home Loan Bank Discount Notes	0.380	01/11/2017	13,998,546	(c)
Federal Home Loan Bank Discount Notes	0.455	01/18/2017	29,993,653	(c)
Federal Home Loan Bank Discount Notes	0.493	01/25/2017	34,740,498	(c)
Federal Home Loan Bank Discount Notes	0.457	02/03/2017	14,993,813	(c)
Freddie Mac Discount Notes	0.406	01/04/2017	24,149,195	(c)
Freddie Mac Discount Notes	0.508	04/25/2017	12,580,050	(c)
Freddie Mac Discount Notes	0.529	05/09/2017	12,576,704	(c)
See accompanying notes to schedule of assets on page 24.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Freddie Mac Discount Notes	0.508%	05/15/2017	$10,779,900	(c)
Freddie Mac Discount Notes	0.559	05/18/2017	6,386,604	(c)
Federal Home Loan Mortgage Corp.	7.000	11/01/2031	21,656
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	233,528
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	34,117
Federal Home Loan Mortgage Corp.	7.000	06/01/2032	31,648
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	18,176
Federal Home Loan Mortgage Corp.	7.000	04/01/2036	169,067
Federal Home Loan Mortgage Corp.	8.500	03/01/2027	5,824
Federal Home Loan Mortgage Corp.	1.104	06/15/2041	54,079,717	(d)
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	107,969
Federal Home Loan Mortgage Corp.	1.654	12/15/2031	441,480	(d)
Federal Home Loan Mortgage Corp.	5.246	08/15/2043	4,303,039	(d), (e)
Federal Home Loan Mortgage Corp.	0.526	04/17/2017	12,200,000	(d)
Fannie Mae Discount Notes	0.456	01/03/2017	45,998,850	(c)
Fannie Mae Discount Notes	0.312	01/04/2017	18,749,519	(c)
Fannie Mae Discount Notes	0.355	01/09/2017	19,898,452	(c)
Fannie Mae Discount Notes	0.406	01/17/2017	14,797,369	(c)
Fannie Mae Discount Notes	0.488	02/14/2017	18,589,088	(c)
Federal National Mortgage Assoc.	0.771	01/26/2017	8,000,096	(c)
U.S. Treasury Bills	0.345	01/05/2017	79,997,040	(c)
U.S. Treasury Bills	0.401	02/02/2017	14,994,733	(c)
U.S. Treasury Bills	0.510	03/02/2017	39,967,021	(c)
U.S. Treasury Bills	0.564	03/30/2017	69,910,130	(c)
U.S. Treasury Bills	0.656	06/22/2017	19,938,367	(c)
U.S. Treasury Bills	0.365	01/12/2017	24,997,250	(c)
U.S. Treasury Bills	0.497	01/19/2017	54,988,810	(c)
U.S. Treasury Bills	0.345	01/26/2017	49,988,234	(c)
U.S. Treasury Bills	0.513	02/16/2017	49,967,736	(c)
U.S. Treasury Bills	0.487	02/23/2017	39,971,733	(c)
U.S. Treasury Bills	0.497	03/09/2017	39,963,522	(c)
U.S. Treasury Bills	0.553	03/16/2017	45,948,697	(c)
U.S. Treasury Bills	0.525	03/23/2017	49,942,006	(c)
U.S. Treasury Bills	0.503	04/13/2017	14,978,963	(c)
U.S. Treasury Bills	0.631	06/01/2017	14,961,411	(c)
U.S. Treasury Bills	0.626	06/08/2017	19,946,017	(c)
U.S. Treasury Bills	0.656	06/15/2017	19,940,875	(c)
U.S. Treasury Notes	0.640	01/31/2017	53,001,142	(d)
U.S. Treasury Notes	3.125	01/31/2017	29,563,852
U.S. Treasury Notes	3.000	02/28/2017	9,237,010
Federal National Mortgage Assoc.	7.500	05/01/2026	9,485
Federal National Mortgage Assoc.	7.500	01/01/2025	46,263
Federal National Mortgage Assoc.	7.500	11/01/2021	11,735
Federal National Mortgage Assoc.	7.000	03/01/2029	44,051
Federal National Mortgage Assoc.	2.900	07/01/2033	490,115	(d)
Federal National Mortgage Assoc.	7.500	02/01/2031	83,737
Federal National Mortgage Assoc.	7.000	06/01/2031	14,069
Federal National Mortgage Assoc.	7.500	07/01/2027	33,497
Federal National Mortgage Assoc.	7.000	10/01/2031	239,697
Federal National Mortgage Assoc.	7.500	04/01/2032	69,915
Federal National Mortgage Assoc.	7.000	02/01/2017	728
Federal National Mortgage Assoc.	7.000	03/01/2017	690
Federal National Mortgage Assoc.	7.000	03/01/2017	410
Federal National Mortgage Assoc.	8.500	08/01/2030	6,179
Federal National Mortgage Assoc.	8.000	05/01/2032	25,930
Federal National Mortgage Assoc.	1.156	08/25/2046	44,727,667	(d)
Federal National Mortgage Assoc.	7.500	06/01/2032	77,463
Federal National Mortgage Assoc.	1.156	09/25/2046	29,501,269	(d)
Federal National Mortgage Assoc.	7.000	03/01/2017	1,021
Federal National Mortgage Assoc.	7.000	05/01/2017	1,413
Federal National Mortgage Assoc.	8.000	03/01/2032	71,706
Federal National Mortgage Assoc.	7.000	07/01/2017	1,319
Federal National Mortgage Assoc.	7.000	07/01/2017	4,369
Federal National Mortgage Assoc.	2.873	06/01/2033	575,569	(d)
Federal National Mortgage Assoc.	2.915	06/01/2033	640,180	(d)
Federal National Mortgage Assoc.	1.156	09/25/2046	26,778,220	(d)
Federal National Mortgage Assoc.	7.000	05/01/2017	429
Federal National Mortgage Assoc.	0.100	05/25/2018	253
Federal National Mortgage Assoc.	4.500	02/25/2040	2,709,439

See accompanying notes to schedule of assets on page 24.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Assoc.	7.500%	10/01/2030	$23,932
Federal National Mortgage Assoc.	2.762	12/01/2032	299,812	(d)
Federal National Mortgage Assoc.	2.288	05/01/2033	626,012	(d)
Federal National Mortgage Assoc.	3.015	06/01/2033	5,515	(d)
Federal National Mortgage Assoc.	2.935	05/01/2033	24,018	(d)
Federal National Mortgage Assoc.	3.018	06/01/2033	300,604	(d)
Federal National Mortgage Assoc.	3.242	06/01/2033	39,965	(d)
Federal National Mortgage Assoc.	7.000	04/01/2033	113,630
Federal National Mortgage Assoc.	7.500	04/01/2033	45,574
Federal National Mortgage Assoc.	2.976	07/01/2033	619,279	(d)
Federal National Mortgage Assoc.	7.500	11/01/2033	25,759
Federal National Mortgage Assoc.	8.000	11/01/2033	30,476
Federal National Mortgage Assoc.	7.000	11/01/2033	234,332
Federal National Mortgage Assoc.	7.500	03/01/2034	156,176
Federal National Mortgage Assoc.	7.000	03/01/2034	18,542
Federal National Mortgage Assoc.	7.000	06/01/2034	38,116
Federal National Mortgage Assoc.	7.500	05/01/2034	55,531
Federal National Mortgage Assoc.	8.500	08/01/2029	34,377
Federal National Mortgage Assoc.	7.000	01/01/2035	130,199
Federal National Mortgage Assoc.	7.000	01/01/2036	236,316
Federal National Mortgage Assoc.	7.000	05/01/2035	80,980
Federal National Mortgage Assoc.	7.000	05/01/2035	217,642
Federal National Mortgage Assoc.	7.000	04/01/2036	104,546
Federal National Mortgage Assoc.	2.903	06/01/2044	37,170,272	(d)
Government National Mortgage Assoc.	7.000	05/15/2032	87,622
Government National Mortgage Assoc.	7.000	11/15/2032	33,833
Government National Mortgage Assoc.	7.000	03/15/2031	75,775
Government National Mortgage Assoc.	7.500	05/15/2031	37,292
Government National Mortgage Assoc.	7.500	03/15/2031	13,545
Government National Mortgage Assoc.	7.500	01/15/2031	158,166
Government National Mortgage Assoc.	7.500	01/15/2031	43,004
Government National Mortgage Assoc.	7.500	09/15/2031	144,977
Government National Mortgage Assoc.	7.500	07/15/2031	51,870
Government National Mortgage Assoc.	9.000	11/15/2017	479
Government National Mortgage Assoc.	7.000	12/15/2018	17,136
Government National Mortgage Assoc.	7.500	12/15/2018	25,746
Government National Mortgage Assoc.	7.000	11/15/2023	131,130
U.S. Treasury Bond	2.875	11/15/2046	1,674,148
U.S. Treasury Notes	0.750	08/15/2019	22,914,447
U.S. Treasury Notes	0.875	06/15/2019	135,918,965
U.S. Treasury Notes	1.250	10/31/2021	23,089,513
U.S. Treasury Notes	1.375	09/30/2023	9,751,404
U.S. Treasury Notes	2.000	11/15/2026	20,791,010	(f)
Vendee Mortgage Trust	0.117	10/15/2026	44,223	(d)
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,899,179,537

Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Abbott Laboratories	2.350	11/22/2019	5,003,420
Abengoa Finance S.A.	7.750	02/01/2020	45,000	(h), (i)
Abengoa Finance S.A.	8.875	11/01/2017	45,000	(h), (i)
Abengoa Greenfield S.A.	6.500	10/01/2019	45,000	(h), (i)
Actavis Funding SCS	2.350	03/12/2018	10,056,520
Aetna Inc.	1.900	06/07/2019	4,987,245
Anheuser-Busch InBev Finance Inc.	1.250	01/17/2018	998,992
Anheuser-Busch InBev Finance Inc.	1.900	02/01/2019	5,006,060
AT&T Inc.	1.700	06/01/2017	2,002,740
AT&T Inc.	1.750	01/15/2018	500,270
AT&T Inc.	2.450	06/30/2020	4,961,640
Bank of America NA	1.750	06/05/2018	9,998,050
Baxalta Inc.	2.000	06/22/2018	7,999,160
Berkshire Hathaway Finance Corp.	1.700	03/15/2019	6,992,146
Capital One NA	2.350	08/17/2018	2,513,945
Celgene Corp.	2.125	08/15/2018	7,026,894
Charter Communications Operating LLC & Capital	3.579	07/23/2020	2,548,817
Chevron Corp.	1.961	03/03/2020	4,983,620
Citigroup Inc.	2.050	12/07/2018	4,998,405
Citigroup Inc.	2.050	06/07/2019	9,958,080
Comcast Corp.	5.700	05/15/2018	1,055,467
CVS Health Corp.	1.900	07/20/2018	7,025,732

See accompanying notes to schedule of assets on page 24.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Diamond 1 Finance Corp./Diamond 2 Finance Corp.	3.480%	06/01/2019	$5,102,740	(h)
Discover Bank	2.600	11/13/2018	2,521,203
Emera US Finance LP	2.150	06/15/2019	4,989,625	(h)
Energy Transfer Partners LP	2.500	06/15/2018	5,017,545
Fortive Corp.	1.800	06/15/2019	3,974,088	(h)
General Motors Co.	3.500	10/02/2018	3,059,136
General Motors Financial Company Inc.	3.200	07/13/2020	5,011,570
Gilead Sciences Inc.	1.850	09/04/2018	7,025,165
Honeywell International Inc.	1.400	10/30/2019	4,951,335
ING Bank N.V.	2.450	03/16/2020	9,991,380	(h)
JPMorgan Chase & Co.	1.850	03/22/2019	9,964,600
Kraft Heinz Foods Co.	2.000	07/02/2018	10,000,640
Lockheed Martin Corp.	1.850	11/23/2018	5,018,895
Marathon Oil Corp.	5.900	03/15/2018	2,610,075
McDonald's Corp.	2.100	12/07/2018	5,028,655
Medtronic Inc.	1.375	04/01/2018	998,153
Microsoft Corp.	1.550	08/08/2021	4,845,000
Molson Coors Brewing Co.	1.450	07/15/2019	3,939,268
Morgan Stanley	2.450	02/01/2019	10,065,050
Mylan N.V.	2.500	06/07/2019	6,960,331	(h)
Newell Brands Inc.	2.600	03/29/2019	5,053,660
Perrigo Company PLC	2.300	11/08/2018	3,864,098
Shell International Finance BV	1.625	11/10/2018	5,008,205
Shire Acquisitions Investments Ireland DAC	1.900	09/23/2019	4,934,295
Sumitomo Mitsui Banking Corp.	1.950	07/23/2018	4,995,615
Teva Pharmaceutical Finance Netherlands III BV	1.700	07/19/2019	4,910,480
The Goldman Sachs Group Inc.	2.000	04/25/2019	8,960,670
The Huntington National Bank	2.200	11/06/2018	5,013,210
The Southern Co.	2.150	09/01/2019	2,894,021
The Toronto-Dominion Bank	1.750	07/23/2018	5,006,985
United Technologies Corp.	1.500	11/01/2019	4,962,750
UnitedHealth Group Inc.	1.900	07/16/2018	5,021,380
Verizon Communications Inc.	1.375	08/15/2019	4,919,945
Walgreens Boots Alliance Inc.	1.750	05/30/2018	4,003,388
Zimmer Biomet Holdings Inc.	2.000	04/01/2018	500,544
Invitation Homes 2014-SFR2 Trust	1.836	09/17/2031	7,299,924	(d), (h)
Citigroup Commercial Mortgage Trust 2013-GC15	1.184	09/10/2046	1,506,017	(d), (e)
JP Morgan Chase Commercial Mortgage Securities Trust 2007-C1	6.055	02/15/2051	7,206,966	(d)
LB-UBS Commercial Mortgage Trust 2008-C1	6.113	04/15/2041	6,683,536	(d)
Total Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities			302,572,346

U.S. Savings Bonds		Units	Fair Value*
1984 U.S. SAVINGS BOND EE SERIES		6	$1,384
1985 U.S. SAVINGS BOND EE SERIES		24	5,535
1986 U.S. SAVINGS BOND EE SERIES		26	5,904
1987 U.S. SAVINGS BOND EE SERIES		25,290	5,089,131
1988 U.S. SAVINGS BOND EE SERIES		27,933	5,404,636
1989 U.S. SAVINGS BOND EE SERIES		38,809	7,215,039
1990 U.S. SAVINGS BOND EE SERIES		40,360	7,209,488
1991 U.S. SAVINGS BOND EE SERIES		40,695	6,992,213
1992 U.S. SAVINGS BOND EE SERIES		61,033	10,069,798
1993 U.S. SAVINGS BOND EE SERIES		40,424	5,349,927
1994 U.S. SAVINGS BOND EE SERIES		34,706	4,233,635
1995 U.S. SAVINGS BOND EE SERIES		9,799	1,119,784
1996 U.S. SAVINGS BOND EE SERIES		69	7,155
1997 U.S. SAVINGS BOND EE SERIES		106	10,938
1998 U.S. SAVINGS BOND EE SERIES		177	18,023
1999 U.S. SAVINGS BOND EE SERIES		316	31,782
2000 U.S. SAVINGS BOND EE SERIES		398	30,786
2001 U.S. SAVINGS BOND EE SERIES		535	39,270
2002 U.S. SAVINGS BOND EE SERIES		562	39,479
2003 U.S. SAVINGS BOND EE SERIES		962	65,330
2004 U.S. SAVINGS BOND EE SERIES		1,372	90,473
2005 U.S. SAVINGS BOND EE SERIES		1,721	122,758
2006 U.S. SAVINGS BOND EE SERIES		2,494	179,626
2007 U.S. SAVINGS BOND EE SERIES		3,641	250,378
2008 U.S. SAVINGS BOND EE SERIES		3,990	234,878
2009 U.S. SAVINGS BOND EE SERIES		6,790	364,328

See accompanying notes to schedule of assets on page 24.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

Other Investments, continued
Description
U.S. Savings Bonds		Units	Fair Value*
2010 U.S. SAVINGS BOND EE SERIES		10,359	$561,148
2011 U.S. SAVINGS BOND EE SERIES		8,973	470,495
2012 U.S. SAVINGS BOND EE SERIES		8,876	454,960
2013 U.S. SAVINGS BOND EE SERIES		13,738	690,450
2014 U.S. SAVINGS BOND EE SERIES		16,089	810,421
2015 U.S. SAVINGS BOND EE SERIES		25,601	1,283,763
2016 U.S. SAVINGS BOND EE SERIES		95,005	4,750,250
Total U.S. Savings Bonds			63,203,165

Total Other Investments			2,562,552,302

Total Investments			29,063,616,628

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value*

Various (70,419 notes receivable)	3.67 - 9.26%	1 month - 15 years	$394,972,466	(g)

Total Notes Receivable from Participants			394,972,466

Total Assets (Held at End of Year)			$29,458,589,094

See accompanying Report of Independent Registered Public Accounting Firm.

See accompanying notes to schedule of assets on page 24.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

Notes to Schedule of Assets:

(a)	Funds managed by an affiliate of Fidelity Management Trust Company (FMTC).
(b)	Funds managed and administered by SSGA Funds Management (SSGA FM), an affiliate of State Street Corporation (SSC), the Funds' custodian and accounting agent.
(c)	Coupon amount represents effective yield.
(d)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2016.
(e)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(f)	At December 31, 2016, a portion of this security was pledged to cover collateral requirements for futures.
(g)	Represents a party-in-interest to the Plan.
(h)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.  At December 31, 2016, these securities amounted to $38,453,088 or 5.26% of the net assets of the GE RSP Short-Term Interest Fund.  These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees, except for the securities identified as in default.

(i)	Security is in default.

*	Cost omitted for participant directed investments

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan
June 7, 2017	/s/ Jan R. Hauser
Date	Jan R. Hauser Vice President and Controller General Electric Company